

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2026

Mark Ward
President
ContextLogic Holdings Inc.
2648 International Blvd., Ste 301
Oakland, CA 94601

> **Re: ContextLogic Holdings Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 23, 2025**
> **CIK No. 0002064307**

Dear Mark Ward:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David A. Curtiss